(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

Smythe Ratcliffe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report.

“Steven Dischler” (signed)	“Scott Hean” (signed)

Steven Dischler	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

March 24, 2014
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2014

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash		$894,265	$1,795,555
Restricted cash		42,444	80,148
Amounts due from exploration partners		49,468	613,753
Taxes receivable		6,709	30,294
Prepaids and deposits		42,864	220,164
		1,035,750	2,739,914
Non-current assets:
Marketable securities	4	4,167	12,333
Equipment	5	150,374	224,876
Mineral properties	6	44,865,186	70,165,561
Reclamation bonds		182,046	170,287
Total assets		$46,237,523	$73,312,971

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$540,655	$656,115
Due to related parties	11	-	26,990
Loan payable	12	689,038	-
		1,229,693	683,105
Non-current liability
Derivative liability - warrants	7	1,191,784	774,673
Total liabilities		2,421,477	1,457,778

Shareholders' Equity
Share capital	8	116,135,532	115,816,740
Share-based payment reserve		19,480,034	19,020,057
Deficit		(91,799,520)	(62,981,604)
		43,816,046	71,855,193
Total liabilities and shareholders' equity		$46,237,523	$73,312,971

Approved on behalf of the
Board of Directors:
“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2013	2012	2011
General administrative expenses
Administration and general office expense		$657,751	$726,113	$701,670
Consulting		258,350	366,364	644,757
Depreciation		74,503	133,595	149,810
Directors' fees		-	126,971	110,294
Investor relations and communications		39,821	224,409	309,110
Personnel costs		806,269	1,135,986	1,152,792
Professional fees		643,417	595,753	429,889
Share-based payments	9(a)	459,977	1,046,517	2,846,707
Transfer agent and regulatory fees		104,838	142,561	149,580
Travel and promotion		80,518	53,137	203,086
		(3,125,444)	(4,551,406)	(6,697,695)

Exploration partner administration income		26,442	90,847	181,417
Foreign exchange loss		(7,866)	(166,914)	(189,877)
Fair value gain on derivative liability	7	2,363,892	-	-
Gain/(loss) on disposal of mineral properties, net	6	(1,735,714)	820,712	-
General exploration costs		(67,448)	(182,852)	(506,297)
Impairment of mineral properties	6	(26,212,984)	-	(4,183,224)
Impairment of marketable securities		(8,166)	(66,533)	-
Recovery (write-off) of equipment		-	39,954	(38,525)
Interest (expense) income		(50,628)	57,985	169,662
Write-off of taxes receivable		-	(895,769)	-
Net loss for the year		(28,817,916)	(4,853,976)	(11,264,539)
Unrealized loss on marketable securities		(8,166)	(15,334)	(34,000)
Transfer on impairment of marketable securities		8,166	66,533	-
Comprehensive loss for the year		$(28,817,916)	$(4,802,777)	$(11,298,539)
Loss per share - basic and diluted		$(0.17)	$(0.03)	$(0.08)
Weighted average number of common shares outstanding		172,117,694	155,378,395	144,227,216

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2013	2012	2011
Operating activities
Net loss for the year	$(28,817,916)	$(4,853,976)	$(11,264,539)
Items not involving cash:
Depreciation	74,503	133,595	149,810
Fair value gain on derivative liability	(2,363,892)	-	-
Gain/(loss) on sale of mineral property	1,735,714	(820,712)	-
Loan interest accrued	50,877	-
Share-based payments	459,977	1,046,517	2,846,707
Shares issued for services	-	30,000	90,000
Impairment of mineral properties	26,212,984	-	4,183,224
Impairment of marketable securities	8,166	66,533	-
Unrealized loss (gain) on foreign exchange	(11,759)	43,266	22,210
Write-off of taxes and other receivables	-	895,769	-
Write-off of equipment	-	-	38,525
	(2,651,346)	(3,459,008)	(3,934,063)
Changes in non-cash working capital
Taxes receivable	23,585	(14,796)	(626,826)
Prepaid and deposits	177,300	37,324	(4,452)
Accounts payable and accrued liabilities	47,048	(60,356)	181,646
Due to related parties	(26,990)	(20,894)	6,659
Cash used in operating activities	(2,430,403)	(3,517,730)	(4,377,036)
Financing activities
Shares and warrants issued for cash, net of issue costs	3,004,795	3,848,219	15,530,711
Loan payable	638,160	-	-
Derivative liability- warrants	-	774,673	-
Cash provided by financing activities	3,642,955	4,622,892	15,530,711
Investing activities
Expenditures on mineral properties	(4,205,935)	(13,397,677)	(17,345,625)
Due from exploration partners	564,285	(373,531)	638,548
Purchase of equipment	-	(9,676)	(318,787)
Reclamation bonds	-	348,805	(143,425)
Proceeds from disposal of mineral property	1,490,104	1,980,381	-
Restricted cash	37,704	11,500	(48,886)
Cash used in investing activities	(2,113,842)	(11,440,198)	(17,218,175)
Effect of foreign exchange on cash	-	(16,730)	(394)
Decrease in cash during the year	(901,290)	(10,351,766)	(6,064,894)
Cash , beginning of year	1,795,555	12,147,321	18,212,215
Cash, end of year	$894,265	$1,795,555	$12,147,321
Supplemental cash flow information (Note 14)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(17,199)	$(46,863,089)	$64,564,355
Common shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options and warrants	12,505,732	9,611,829				9,611,829
Common shares issued for services	89,983	90,000				90,000
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,846,707			2,846,707
Unrealized loss on available-for-sale marketable securities				(34,000)		(34,000)
Net loss for the year					(11,264,539)	(11,264,539)
Balance, December 31, 2011	152,353,283	111,923,521	17,988,540	(51,199)	(58,127,628)	71,733,234
Common shares issued for cash, net of issue costs	10,541,571	3,848,219				3,848,219
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share-based payments			1,046,517			1,046,517
Unrealized loss on available-for-sale marketable securities				(15,334)		(15,334)
Impairment of available-for-sale marketable securities				66,533		66,533
Net loss for the year					(4,853,976)	(4,853,976)
Balance, December 31, 2012	162,990,836	115,816,740	19,020,057	-	(62,981,604)	71,855,193
Common shares issued for cash, net of issue costs	29,810,000	3,004,795				3,004,795
Common shares issued for mineral properties	678,580	95,000				95,000
Derivative liability - warrants		(2,781,003)				(2,781,003)
Share-based payments			459,977			459,977
Unrealized loss on available-for-sale marketable securities				(8,166)		(8,166)
Impairment of available-for-sale marketable securities				8,166		8,166
Net loss for the year					(28,817,916)	(28,817,916)
Balance, December 31, 2013	193,479,416	$116,135,532	$19,480,034	$-	$(91,799,520)	$43,816,046

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange “MKT” (“QMM”) until February 6, 2014 (Note 18(a)). The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

The Company incurred a net loss of $28,817,916 for the year ended December 31, 2013 (2012 - $4,853,976; 2011 - $11,264,539). As at December 31, 2013, the Company had an accumulated deficit $91,799,520 with a working capital deficiency of $193,943.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these consolidated financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management is in the process of raising additional capital to finance operations through equity financing, joint venture partner arrangements and/or proceeds from disposal of its interests in certain mineral properties. Subsequent to December 31, 2013, the Company disposed of its uranium properties for $500,000 (note 18(c)).

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

These consolidated financial statements were approved by the board of directors for issue on March 24, 2014.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2013. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values. These consolidated financial statements are presented in Canadian dollars, the Company and subsidiaries’ functional currency.

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled (directly or indirectly) by the Company (its subsidiaries) including Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

b)	Accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations. The areas where assumptions, estimates and judgments are significant to the consolidated financial statements relate to, but are not limited to, the following:

(i)

The recoverability of the carrying value of the mineral properties: the estimation of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date;

(ii)

Fair value of derivative liabilities and share-based payments: the fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share- based payments, warrants, and the (gain) loss on the revaluation of the derivative liability;

(iii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements; and
(iv)

Deferred tax assets: the assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

c)	Foreign currency translation

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

d)	Marketable securities

Marketable securities in entities over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive loss, while realized gains or losses are reflected in net loss.

e)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

f)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net loss.

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

g)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or determined to be impaired. Once a license to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred. Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net loss.

Management reviews the carrying value of capitalized acquisition and exploration costs at least annually to consider whether there are any conditions that may indicate impairment.

h)	Unit offering

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

i)	Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

j)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

l)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive loss and reported in shareholders’ equity.

The Company’s available-for-sale assets are marketable securities.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss accordingly.

The Company’s warrants that have an exercise price denominated in US dollars, which is different to the Company’s functional currency, are treated as derivative liabilities at fair value determined using the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net loss.

3.	Recent and future accounting changes

Recent accounting pronouncements

The IASB issued a number of new and revised accounting standards, which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

•	IAS 1 –	Presentation of Financial Statements
•	IFRS 10 –	Consolidated Financial Statements
•	IFRS 12 –	Disclosure of Interests in Other Entities
•	IFRS 13 –	Fair Value Measurement

The adoption of the above standards had no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

Future accounting pronouncements

At the date of authorization of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards and interpretations, which are not yet effective for the relevant reporting periods.

The following standards have been published by the IASB, but have not yet been adopted by the Company:

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss
•	The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely deferred the mandatory adoption date of this standard.

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The IASB has indefinitely deferred the mandatory adoption date of this standard.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013)

A revised version of IFRS 9 which:

•

Introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

•

Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss

•

Removes the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

This standard has no stated effective date.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable for the Company on January 1, 2014.

The IASB made certain improvements to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and ”market condition” and adds definitions for ”performance condition” and ”service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•

IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly

•

IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)

•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

Applicable to the Company beginning January 1, 2015.

The Company has not early-adopted these standards, amendments and interpretations; however, the Company is currently assessing the impact of these standards or amendments on the consolidated financial statements of the Company.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		December 31, 2013			December 31, 2012

			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(38,199)	$667	$38,866	$(32,533)	$6,333
Auramex	100,000	40,000	(36,500)	3,500	40,000	(34,000)	6,000
		$78,866	$(74,699)	$4,167	$78,866	$(66,533)	$12,333

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the years ended December 31, 2013 and 2012, management made the assessment that its marketable securities had experienced a prolonged decline in their fair values. Accordingly, an impairment of $8,166 (2012 - $66,533) was transferred from accumulated other comprehensive loss and recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total

Cost
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	148,031	174,870	491,291	814,192
Additions during the year	-	-	-	-
Balance, December 31, 2013	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	140,112	119,558	329,646	589,316
Depreciation for the year	5,939	17,362	51,202	74,502
Balance, December 31, 2013	$146,051	$136,920	$380,848	$663,818
Carrying value
At December 31, 2012	$7,919	$55,312	$161,645	$224,876
At December 31, 2013	$1,980	$37,950	$110,443	$150,374

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the year ended December 31, 2013 and 2012 were as follows:

			United States				Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$-	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the year	285,470	174,656	340,646	14,123	110,996	315,536	131,124	553,149	1,925,700
Recovery - Goldcorp	-	-	-	-	-	-	-	(24,226)	(24,226)
Disposal of mineral properties	-	-	-	-	-	-	-	(572,796)	(572,796)
Impairments	-	-	-	-	(4,573,585)	(334,200)	-	(2,429,014)	(7,336,799)
Balance, December 31, 2013	3,363,308	3,368,518	340,646	150,615	500,000	2,036,029	1,754,434	-	11,513,550

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	-	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	509,680	328,365	12,013	30,916	137,279	40,301	82,070	513,817	1,654,441
Geophysical	51,761	9,975	353	-	6,171	177	30,817	7,676	106,930
Geochemical	-	2,672	-	227	-	-	932	-	3,831
Drilling	-	-	-	11,002	-	-	-	-	11,002
Technical Studies	112,243	174,228	-	6,896	-	-	1,281	-	294,648
Other	44,117	10,719	-	18,875	5,004	-	4,220	87,110	170,045
Additions during the year	717,801	525,959	12,366	67,916	148,454	40,478	119,320	608,603	2,240,897
Recovery - Goldcorp	-	-	-	-	-	-	-	(3,945)	(3,945)
Disposal of mineral properties								(2,653,022)	(2,653,022)
Impairments	-	-	-	-	(8,015,529)	(360,193)	-	(10,500,462)	(18,876,184)
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	-	33,351,636
Total acquisition and exploration
Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$-	$44,865,186

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

			United States			Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Property	Property		Properties	Properties		Properties
Acquisition
Balance, December 31, 2011	$2,358,534	$2,803,906	$120,357	$4,761,909	$2,384,460	$1,535,959	$1,737,922	$15,703,047
Additions during the year	719,304	389,956	16,135	200,680	619,285	87,351	740,915	2,773,626
Disposal of mineral property	-	-	-	-	(949,052)		-	(949,052)
Recovery - Goldcorp	-	-	-	-	-	-	(5,950)	(5,950)
Balance, December 31, 2012	3,077,838	3,193,862	136,492	4,962,589	2,054,693	1,623,310	2,472,887	17,521,671

Exploration
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Geological	832,756	940,564	193,948	108,831	68,838	189,143	1,282,023	3,616,103
Geophysical	50,798	31,251	4,468	-	88,588	140,709	17,288	333,102
Geochemical	79,293	416,847	38,266	-	7,867	82,048	491,926	1,116,247
Drilling	6,390	624,681	529,490	-	-	219,016	877,730	2,257,307
Technical studies	475,364	640,819	1,055	14,132	-	130,778	140,919	1,403,067
Other	194,706	244,635	190,700	15,989	-	10,750	169,780	826,560
Additions during the year	1,639,307	2,898,797	957,927	138,952	165,293	772,444	2,979,666	9,552,386
Disposal of mineral property	-	-	-	-	(210,617)	-	-	(210,617)
Recovery - Goldcorp	-	-	-	-	-	-	(35,618)	(35,618)
Balance, December 31, 2012	18,783,675	6,521,961	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Total acquisition and exploration
Balance, December 31, 2012	$21,861,513	$9,715,823	$1,648,538	$12,829,664	$2,772,517	$6,315,793	$15,021,713	$70,165,561

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners.

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC (“North Exploration”), the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which $424,000 was outstanding as of December 31, 2013:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus $31,440 interest by January 15, 2013 (paid)
(v)

US$212,000 plus interest by March 31, 2014 and January 15, 2015 (subsequent to year-end an amendment was made so that US$212,000 is due on July 1, 2014 and the interest portion of US$36,940 will be due as at March 31, 2014).

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, $250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

b)	Yerington Property, Nevada, continued

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site. ARC is the primary responsible party for the existing environmental liabilities at the site due to its ownership of Anaconda and past operations at the site.

The first phase of the System upgrade was completed in 2012. The study was completed by the Company’s contractor in June 2013. The Company is cooperating with the EPA in the construction of the additional ponds through the provision of property at the site to construct the new ponds. The Company will prepare a final report for submission to the EPA so that they are issued a Notice of Completion for the work performed pursuant to the Agreement.

c)	Bear Copper Deposit, Nevada

On March 20, 2013, the Company entered into an exclusive exploration agreement with Desert Pearl Farms, LLC for an option to purchase the surface rights, mineral rights and surface water rights to the Hunewill Ranch property in Lyon County, Nevada. To earn the exclusive right to conduct mineral exploration on the property, the Company is required to make annual payments of US$1,480,000 according to the following schedule:

(i)	US$115,000 upon execution of agreement (paid)
(ii)	US$125,000 on or before March 20, 2014 (paid on March 14, 2014)
(iii)	US$140,000 on or before March 20, 2015
(iv)	US$160,000 on or before March 20, 2016
(v)	US$185,000 on or before March 20, 2017
(vi)	US$215,000 on or before March 20, 2018
(vii)	US$250,000 on or before March 20, 2019
(viii)	US$250,000 on or before March 20, 2020.

The Company has the right and option to purchase a 100% interest in the property at any time on or before March 19, 2021 (“purchase closing date”) for additional payments including a production royalty on the purchase closing date.

On November 12, 2013, the Company entered into a similar exploration agreement with Yerington Mining LLC for a property known as Yerington Mining property located in Lyon County, Nevada. To earn the rights and conduct mineral exploration on the property, the Company is required to make an annual payment of US$200,000 (2013 payment made) in the first two years and then US$100,000 on each anniversary date until November 12, 2021.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

d)	Butte Valley Copper Prospect, Nevada

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as the Butte Valley property. The Company can earn a 100% interest in the claims by making staged payments totaling US$1 million.

On August 2, 2012, the Company entered into a purchase and sale agreement with Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for Butte Valley at gross proceeds of US$2 million. A gain of $820,712 from the sale was recorded in the year ended December 31, 2012.

On October 2, 2012, the Company received net proceeds of $1,737,692 from FMMP, after mineral claim payments and settlement fees. The Company retains the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR.

On July 29, 2013, the Company received an acquisition bonus of US$1,000,000 ($1,038,400) from FMMP related to the sale of the Butte Valley property sold to FMMP in October 2012. The acquisition bonus was contingent on FMMP acquiring certain other mineral properties in 2013 and was recognized in net loss.

e)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$110,000 each on or before May 26, 2014 and 2015
(v)	US$200,000 each on or before anniversary date until May 26, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before May 26, 2014 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

f)	South West Tintic, Utah

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1,000,000 option payments (US$60,000 paid) over ten years.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

f)	South West Tintic, Utah, continued

Effective May 29, 2009, subsequently amended; the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4,725,000 on exploration over five years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1,000,000.

g)	Goldfield East Claims, Nevada

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada, for US$1,000,000 over ten years:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before June 15, 2012 (paid) and 2013 (paid)
(iii)	US$40,000 on or before June 15, 2014
(iv)	US$50,000 each on or before June 15, 2015 and 2016
(v)	US$100,000 each on or before June 15, 2017, 2018 and 2019
(vi)	US$250,000 each on or before June 15, 2020 and 2021.

The property is subject to a 2% NSR on commencement of commercial production.

h)	Poker Brown Project, Nevada

On August 24, 2012, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Pershing County, Nevada, for US$1,000,000 payable over ten years as follows:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before August 24, 2013 (paid) and 2014
(iii)	US$40,000 on or before August 24, 2015
(iv)	US$50,000 each on or before August 24, 2016 and 2017
(v)	US$100,000 each on or before August 24, 2018, 2019 and 2020
(vi)	US$250,000 each on or before August 24, 2021 and 2022.

A 2.5% NSR is required upon commercial production of which 0.5% can be purchased at US$500,000.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

i)	Reveille Property, Nevada

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims known as the Reveille claims in Nye County, Nevada. The total consideration is US$1,000,000 over ten years as follows:

(i)	US$20,000 each execution (paid) and on or before July 31, 2011 (paid) and 2012 (paid)
(ii)	US$40,000 on or before November 30, 2013 (paid)
(iii)	US$50,000 each on or before July 31, 2014 and 2015
(iv)	US$100,000 each on or before July 31, 2016 and 2017
(v)	US$100,000 on or before July 31, 2018
(vi)	US$250,000 each on or before July 31, 2019 and 2020.

The property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1,000,000.

j)	Herbert Gold Project, Alaska

Pursuant to a joint venture agreement in June 2010 with Grande Portage Resources Ltd. (“Grande Portage”), the Company maintains a 35% interest in the Herbert Gold property while Grande Portage earned a 65% interest by having spent US$1,250,000 by June 15, 2012. The two parties bear their proportionate share of the costs for the further exploration and development of the property. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party's interest is reduced to 10% or less, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party at any time for US$1,000,000.

Pursuant to an agreement made in November 2007, the Company, and subsequent to June 2010 the joint venture between Quaterra and Grande Portage, is required to make annual payments of US$12,000 from November 2007 to 2011 (paid), US$20,000 from November 2012 (paid to date) to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter.

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

k)	Cave Peak Molybdenum Prospect, Texas

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows: US$230,000 on or before March 27, 2010 (paid); US$150,000 on or before March 27, 2011 (paid by FMEC); and US$220,000 on or before March 27, 2012 (paid by FMEC).

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

k)	Cave Peak Molybdenum Prospect, Texas, continued

On July 24, 2009, the Company acquired a mining lease with the state of Texas for 19 years for a total of US$120,462 (US$30,462 paid); US$35,000 is due upon the submittal of an initial plan of operations to conduct exploration; and US$55,000 on submittal of a supplemental plan of operations to conduct mining. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date between 2011 and 2013 (all paid by FMEC)
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, as amended February 3, 2012, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5,000,000 in exploration expenditures by December 31, 2016. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual advanced minimum royalty (“AMR”) of US$500,000.

l)	Nieves Silver Concessions, Mexico

The Company owns equal interest in the Nieves silver property located in northern Zacatecas, Mexico with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee. As at December 31, 2013, Blackberry owed $49,468 (2012 - $613,753) for their share of exploration expenditures, which has subsequently been received by the Company.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004; an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

m)	Goldcorp – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totaling US$10,000,000 over a two year period. In April 2012, the IFA was extended to January 29, 2013 for $2,480,000 through the issue of 4,000,000 common shares of the Company to Goldcorp.

During the year ended December 31, 2013, the IFA was further amended to extend the expiration for designation of Advanced Exploration Properties from January 2014 to January 2016. The amended terms include: i) lowering spending requirements to earn a 2% NSR from $2,000,000 over the first two years to $1,000,000 over the first three years; ii) lowering the minimum annual expenditure requirement after three years from $1,000,000 to $250,000; iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

On September 18, 2013, the Company announced the sale of three of its properties in central Mexico to Goldcorp for a total cash consideration of US$435,000 ($451,074) including taxes, which resulted in a loss of $2,774,114. The Company will retain a 2% NSR on each property for a maximum amount of US$2,000,000 per property.

n)	Impairments

In 2013, management assessed the Company’s ability to continue exploration activities on all of its mineral properties and made a decision to focus exploration efforts only on certain key properties and allow other claims to lapse. Accordingly, the following mineral properties were fully impaired to net loss:

(i)	Uranium properties – $12,589,114
(ii)	Missouri Flat – $117,860
(iii)	Copper Canyon – $576,533
(iv)	All Mexico properties other than Nieves – $12,929,477.

o)	Realization of assets

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, and on the attainment of successful commercial production or from the proceeds of disposal. The attainment of commercial production is in turn dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

p)	Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mineral properties. Although the Company has taken steps to ensure title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

q)	Environmental matters

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. With the exception of the Yerington property, the Company may also be held liable should environmental problems be discovered that were caused by former owners and operators. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

7.	Derivative liability – warrants

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants (2012 -6,541,571) as part of a private placement offering (Note 8).

As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded as a gain or loss in the results of operations for the year.

The fair value of each warrant was estimated to be US$0.089 on the date issued and subsequently remeasured at December 31, 2013 to be US$0.037 using the Black-Scholes option pricing model assuming an expected volatility of 100%, a risk-free interest rate of 1.07%, a dividend yield of 0% and an expected term of 2.7 years.

The fair value of each warrant issued in 2012 was estimated at US$0.12 on the date issued and subsequently re-measured at December 31, 2012 with no changes in fair value using the Black-Scholes option pricing model assuming an expected volatility of 85%, a risk-free interest rate of 1.10%, a dividend yield of 0% and an expected term of 2 years.

The subsequent re-measurement of the warrants issued in 2012 as at December 31, 2013 was calculated using the Black-Scholes option pricing model using an expected volatility of 91%, a risk-free interest rate of 1.07%, a dividend yield of 0% and an expected term of one year.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	Derivative liability – warrants, continued

The following table sets out the changes in derivative liability warrants during the years ended December 31, 2013 and 2012:

	Number of	Fair value	Weighted average
	warrants	assigned	exercise price
At December 31, 2012	6,541,571	$774,673	USD	0.53
Issuance of derivative warrants	29,810,000	2,781,003	USD	0.15
Change in fair value estimates	-	(2,363,892)
At December 31, 2013	36,351,571	$1,191,784	USD	0.22

8.	Share capital

a)	The Company has an unlimited number of common shares authorized without par value.

b)

On September 13, 2013, the Company completed a non-brokered private placement for gross proceeds of US$2,981,000 ($3,125,425) at a unit price of US$0.10 and issued 29,810,000 units. Each unit consisted of one common share and one share purchase warrant of the Company exercisable at US$0.15, expiring September 13, 2016.

The gross proceeds of $3,125,425 were allocated to common shares in the amount of $344,422 and to warrants (derivative liability) in the amount of $2,781,003; $106,455 share issue costs were paid and allocated against the common share proceeds.

c)

On December 28, 2012, the Company completed a non-brokered private placement for gross proceeds of US$2,289,550 ($2,259,462) at a unit price of US$0.35 and issued 6,541,571 units. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.53, expiring December 28, 2014.

d)

On April 12, 2012, the Company closed a private placement and issued 4,000,000 common shares for gross proceeds of $2,480,000 under the terms of the Amended and Restated IFA with Goldcorp. Share issue costs of $61,118 were incurred.

The original IFA entered into January 29, 2010 provided Goldcorp with an option to acquire a certain interest in the Company’s central Mexico projects for US$10 million over two years. Pursuant to which, in February 2011, the Company issued 3,293,407 common shares and 1,646,703 share purchase warrants for gross proceeds of US$6,000,000 ($5,994,000) and, in February 2010, the Company issued 3,001,418 common shares and 1,500,709 share purchase warrants for gross proceeds of US$4,000,000 ($4,231,999).

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the years ended December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding, beginning of year	14,010,000	$1.16	11,460,000	$1.53
Granted	3,955,000	$0.16	3,695,000	$0.47
Expired	(1,655,000)	$(2.47)	(1,145,000)	$2.61
Outstanding, end of year	16,310,000	$0.78	14,010,000	$1.16
Exercisable, end of year	15,710,000	$0.81	13,635,000	$1.17

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments, continued

a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	December 31, 2013	December 31, 2012
$ 3.45	$ 2.05	March 31, 2013	-	150,000
$ 3.30	$ 1.87	June 19, 2013	-	905,000
$ 0.98	$ 0.52	November 9, 2014	1,705,000	1,745,000
$ 1.02	$ 0.51	November 9, 2014	2,095,000	2,095,000
$ 2.00	$ 1.22	January 14, 2015	-	40,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,535,000	1,605,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.96	March 24, 2016	275,000	305,000
$ 1.25	$ 0.74	August 9, 2016	2,635,000	2,800,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	100,000
$ 0.45	$ 0.28	June 28, 2017	2,845,000	3,100,000
$ 0.16	$ 0.12	September 19, 2018	3,955,000	-
Total stock options outstanding			16,310,000	14,010,000

The weighted average remaining contractual life for options outstanding and exercisable on December 31, 2013 was 2.73 (2012 – 2.91) years and 2.65 (2012 – 2.90) years, respectively.

On February 3, 2014, 90,000 stock options at a weighted exercise price of $0.65 expired unexercised due to forfeiture.

The Company uses the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2013	December 31, 2012	December 31, 2011
Weighted average share price	$0.16	$0.44	$1.26
Risk-free interest rate	1.72%	1.11%	1.13%
Expected share price volatility	96%	82%	89%
Expected option life in years	5.0	3.9	4.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments, continued

a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options.

The share-based payments expense is incurred as follows:

	Years ended December 31,
	2013	2012	2011
Consultants	$96,559	$368,835	$1,078,605
Directors and officers	336,745	460,455	1,018,476
Employees	26,673	217,227	749,626
	$459,977	$1,046,517	$2,846,707

b)	Share purchase warrants

The following table presents changes in warrants for the years ended December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	8,188,274	$0.88	9,009,512	$1.94
Issued	29,810,000	$0.15	6,541,571	$0.53
Expired	(1,646,703)	$2.27	(7,362,809)	$1.87
Outstanding, end of year	36,351,571	$0.23	8,188,274	$0.88

The following summarizes information about the share purchase warrants as of December 31, 2013 and 2012:

Expiry date		Exercise price	December 31, 2013	December 31, 2012
February 7, 2013		$2.27	-	1,646,703
December 28, 2014	USD	0.53	6,541,571	6,541,571
September 13, 2016	USD	0.15	29,810,000	-
			36,351,571	8,188,274

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,600,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	Compensation of key management, continued

Compensation awarded to key management was as follows:

	Years ended December 31,
	2013	2012	2011
Salaries and employee benefits	$607,322	$918,297	$805,770
Directors' fees	-	126,971	110,294
Share-based payments (note 9(a))	336,745	460,455	1,018,476
	$944,067	$1,505,723	$1,934,540

Per a board resolution in May 2013, until further notice, directors’ fees were suspended and no longer accrued.

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Years ended December 31,
	2013	2012	2011
Manex Resources Group(a)	$463,024 $	535,349	$514,577
Lawrence Page Q.C. Law Corp(b)	14,187	4,115	6,410
Atherton Enterprises Ltd.(c)	88,542	157,880	175,000
	$565,753 $	697,344	$695,987

a)

Manex Resources Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of December 31, 2013, $nil (2012 - $26,374) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of December 31, 2013, $nil (2012 - $616) was still owing in due to related parties.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services to the Company. Effective December 1, 2013, Mr. Scott Hean became a salaried employee of the Company.

12.	Loan payable

During the year ended December 31, 2013, the former President and CEO of the Company, Tom Patton, advanced three loans to the Company in the principal amount of US$800,000 of which US$200,000 was repaid. The loans are unsecured, bear annual interest at 10% per annum and are repayable as follows:

a)	US$500,000 due on demand;
b)	US$100,000 due on December 5, 2013

The principal and interest amount owing at December 31, 2013 amounted to $689,038 (US$638,160). The loans were re-negotiated in March 2014 so that the entire balance of US$600,000 is now due on demand with a 40-day notice period.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013 to reduce the fee for services to a monthly rate of $11,667 and again on March 1, 2014 to reduce office rent to $8,000 per month. The Company may terminate the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

c)	As of December 31, 2013, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

December 31, 2014	$146,522
December 31, 2015	103,232
December 31, 2016	96,000
December 31, 2017	64,000
$409,754

14.	Supplemental cash flow information

For the years ended	December 31,	December 31,	December 31,
	2013	2012	2011
Non-cash items
Mineral property expenditures included in accounts payable	$139,860	$302,366	$1,415,599
Non-cash share issue costs	$-	$-	$-
Shares received for mineral properties	$-	$-	$-
Shares issued for mineral properties	$95,000	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.	Deferred income taxes

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2013	2012	2011
Loss for the year	$28,817,916 $	4,853,976	$11,264,539
Canadian statutory tax rate	26.0%	25.0%	26.5%
Income tax benefit computed at statutory rates	7,492,658	1,213,494	2,985,103
Foreign tax rates different from statutory rates	(36,163)	224,933	266,896
Temporary differences	(12,239)	887,107	311,553
Change in timing differences	(2,996,296)	427,291	(1,316,464)
Rate difference between current and deferred taxes	68,671	(66,920)	45,108
Foreign exchange gains or losses	1,600,854	(531,660)	345,176
Permanent differences	(120,846)	(284,224)	(820,811)
Unused tax losses and tax offsets not recognized in tax asset	(5,996,639)	(1,870,021)	(1,816,561)

	$-	$-	$-

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25% to 26%.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Deferred tax assets
Tax losses carried forward	$1,838,546	$5,915,207
Tax value over book value of equipment	-	59,294
Deferred tax assets	1,838,546	5,974,501
Deferred tax liability
Book value over tax value of mineral properties	(1,838,546)	(5,974,501)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.	Deferred income taxes, continued

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,
	2013	2012

Non-capital losses	$42,394,557	$22,770,000
Share issue costs	947,700	709,000
Tax value over book value of mineral properties	7,864,928	5,915,000
Tax value over book value of equipment	641,500	134,000
Tax value over book value of investments	37,400	33,000
Unrecognized deductible temporary differences	$51,886,085	$29,561,000

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2014 - 2018	$643,000	$-	$7,111,000
2019 - 2023	-	979,000	16,700,000
2024 - 2032	18,334,000	5,193,000	-
Total	$18,977,000	$6,172,000	$23,811,000

16.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	December 31, 2013		December 31, 2012
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$78,142	$6,566,237	$116,722	$21,337,506
U.S.A	72,232	38,298,949	108,154	48,828,055
Total	$150,374	$44,865,186	$224,876	$70,165,561

17.	Capital management and financial instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following is a summary classification of financial instruments as of December 31, 2013 and 2012:

				Other	Total
	Loans and	Available-for-	Held-for-	financial	carrying
December 31, 2013	receivables	sale	trading	liabilities	value
Financial assets
Cash	$-	$-	$894,265	$-	$894,265
Restricted cash	42,444				42,444
Amounts due from exploration partners	49,468				49,468
Marketable securities		4,167			4,167
Reclamation bonds	182,046				182,046
Financial liabilities
Accounts payable and accrued liabilities				(540,655)	(540,655)
Loan payable				(689,038)	(689,038)
Derivative liability - warrants		(1,191,784)			(1,191,784)
	$273,958	$(1,187,617)	$894,265	$(1,229,693)	$(1,249,087)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

					Total
	Loans and	Available-	Held-for-	Other financial	carrying
December 31, 2012	receivables	for-sale	trading	liabilities	value
Financial assets
Cash	$-	$-	$1,795,555	$-	$1,795,555
Restricted cash	80,148				80,148
Amounts due from joint venture partners	613,753				613,753
Marketable securities		12,333			12,333
Reclamation bonds	170,287				170,287
Financial liabilities
Accounts payable and accrued liabilities				(656,115)	(656,115)
Due to related parties				(26,990)	(26,990)
Derivative liability - warrants		(774,673)			(774,673)
	$864,188	$(762,340)	$1,795,555	$(683,105)	$1,214,298

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $4,167 (2012 -$12,333). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $1,191,784 (2012 - $774,673). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in note 7, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

Market risk, continued

Currency risk, continued

The Company is exposed to currency risk as follows:

	December 31, 2013		December 21, 2012
	US	Pesos	US	Pesos
Cash	$809,466	70,656	$1,715,415	183,410
Other receivables and restricted cash	34,500	-	69,000	-
Due from exploration partners	45,510	-	616,899	-
Reclamation bond	171,160	-	171,160	-
Accounts payable and accrued liabilities	(306,991)	(74,114)	(343,686)	(760,178)
Loan payable	(638,160)	-	-	-
Derivative liabilities - warrants	(1,102,970)	-	(784,988)	-
Net foreign exposure	$(987,485)	(3,458)	$1,443,800	(576,768)

Based on the above net foreign currency exposures as at December 31, 2013 and 2012, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $49,374 (2012 - $73,930) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2013. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s marketable securities are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s marketable securities.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

Market risk, continued

Credit risk, continued

The Company’s financial instruments that are exposed to credit risk and for which the balances represent the maximum exposure to credit risk are cash, restricted cash, amounts due from exploration partners, and taxes and other receivables. The Company manages its credit risk on cash and restricted cash by maintaining these balances at Canadian chartered banks and financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. Taxes receivables include balances due from the Canadian federal government.

At December 31, 2012, management assessed the probability of recovering the non-current taxes receivable and determined that the probability of recovery was remote and, accordingly, recognized an impairment loss of $895,769 (2011 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $540,654 are due in the first quarter of fiscal 2014 and US$600,000 loans payable are due on demand.

18.	Subsequent events

a)

On February 6, 2014, after the close of trading, the Company’s shares were delisted from the NYSE MKT following its voluntary delisting announced on January 17, 2014. The delisting from the NYSE MKT will not affect the listing of the shares on the TSX Venture Exchange. On February 7, 2014, the Company’s common shares commenced trading on the OTCQX market under the symbol “QTRRF”.

b)

On March 1, 2014, the Company amended its service agreement with Manex for its Vancouver head office. The revised agreement indicates a revised rent of $8,000 per month, with no change to services or the expiry date.

c)

On March 14, 2014, the Company completed the sale of its uranium properties located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000. These properties were considered impaired and written down during the year ended December 31, 2013. The sale will provide working capital and free up time and resources for the Company to focus on its core copper properties in Yerington district.